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17008727

SEC Mail Processing Section

MAR 01 2017

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MIDWESTERN SECURITIES TRADING COMPANY, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 EVERETT STREET, P.O. BOX 2528
(No. and Street)

EAST PEORIA	ILLINOIS	61611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NATHAN WHITE 309-699-6786
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET	LAFAYETTE	IN	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NATHAN WHITE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDWESTERN SECURITIES TRADING COMPANY, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA J JOHNSON
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 27, 2017

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDWESTERN SECURITIES TRADING COMPANY, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2016

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

MIDWESTERN SECURITIES TRADING COMPANY, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements:

- Statement of Financial Condition
- Statement of Income
- Statement of Changes in Members' Equity
- Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- Statement of Cash Flows

Notes to the Financial Statements

Computation of Net Capital Requirements

Independent Auditors' Report on Internal Controls Under SEC Rule 17A-5(g)(1)

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Report of Independent Registered Public Accounting Firm

Broker-Dealer's Exemption Report

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

We have audited the accompanying statement of financial condition of Midwestern Securities Trading Company, LLC, (an Illinois limited liability company), as of December 31, 2016, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility Midwestern Securities Trading Company, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwestern Securities Trading Company, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules of Net Capital Requirements – Schedules I,II,III and IV have been subjected to audit procedures performed in conjunction with the audit of Midwestern Securities Trading Company, LLC's financial statements. The supplemental information is the responsibility of Midwestern Securities Trading Company, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Net Capital Requirements – Schedules I,II,III and IV are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 17, 2017

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 263,075
Marketable investments	85,504
Receivables from clearing organizations	107,744
Prepaid expenses	24,710
TOTAL CURRENT ASSETS	481,033
PROPERTY AND EQUIPMENT	
Property and equipment, net of Accumulated Depreciation	50,750
OTHER ASSETS	
Goodwill, net of Accumulated Amortization	2,736,315
TOTAL ASSETS	3,268,098

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Current maturities of long-term obligations	30,340
Commissions payable	139,129
Accounts payable	1,597
Accrued expenses	1,408
TOTAL CURRENT LIABILITIES	172,474
LONG-TERM OBLIGATIONS	
Contract payable, less current maturities	2,760,020
TOTAL LIABILITIES	2,932,494
MEMBERS' EQUITY	
Member's equity	335,604
TOTAL MEMBERS' EQUITY	335,604
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,268,098

MIDWESTERN SECURITIES TRADING COMPANY, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE	
Other commissions and fee income	$ 5,049,272
Listed stocks	261,845
Securities commissions	57,515
Net unrealized gain (loss) on marketable investments	9,432
Interest	296
TOTAL REVENUE	5,378,360
EXPENSES	
Commissions	3,599,354
Personnel expense	669,109
Clearing charges	458,488
Other expenses	714,254
TOTAL EXPENSES	5,441,205
NET INCOME (LOSS)	$ (62,845)

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBERS' EQUITY BALANCE AT THE BEGINNING OF THE YEAR	$	446,079
Net income (loss)		(62,845)
Member's contributions		25,126
Member's distributions		(19,996)
Repurchase of partnership units		(52,760)
MEMBERS' EQUITY BALANCE AT THE END OF THE YEAR	$	335,604

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2016

BALANCE AT THE BEGINNING OF THE YEAR	$	-
Debt incurred		2,790,360
Payments on debt		-
BALANCE AT THE END OF THE YEAR	$	2,790,360

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(62,845)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation		20,527
Amortization		1,285
Net unrealized gain (loss) on marketable investments		(9,432)
(Increase) decrease in operating assets:		
Receivables from clearing organizations		(17,877)
Prepaid expenses		(5,006)
Increase (decrease) in operating liabilities:		
Commissions payable		52,693
Accounts payable		(2,829)
Accrued expenses		1,769
Net Cash Provided by (Used in) Operating Activities		(21,715)
CASH FLOWS FROM INVESTING ACTIVITIES		
Member distributions		(19,996)
Member contributions		25,126
Net Cash Provided By Investing Activities		5,130
NET INCREASE (DECREASE) IN CASH		(16,585)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		279,660
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	263,075

MIDWESTERN SECURITIES TRADING COMPANY, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2016

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Midwestern Securities Trading Company, LLC (the Firm) is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. As a referring broker- dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. At December 31, 2016, the Firm had money market accounts and deposits with clearing organizations of $193,248.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

   The Firm is engaged in various brokerage activities whose counterparties primarily include mutual fund companies, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

e. Receivables from Clearing Organizations— An allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the collectability of a receivable is in question. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. At December 31, 2016, no allowance for future bad debts has been established as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

f. Marketable Investments— Marketable investments consist of mutual funds which include marketable equity securities, bonds and cash. The Company accounts for its marketable investments as "trading securities" which are measured at fair value in the statement of financial condition. When quoted market prices are not available other methods are utilized to estimate fair value as described in Note 6. Investment income (including realized and unrealized gains and losses on investments, interest and dividends) are reported as gains or losses on the income statement.

g. Property and Equipment—Property and equipment, consisting of furniture, equipment, and leasehold improvements, are carried at cost, less accumulated depreciation. Depreciation is computed by the straight-line and accelerated methods over useful lives of five to fifteen years

NOTE 2: TRANSACTIONS WITH AFFILIATED ENTITY

The Firm rents office space from an affiliated entity. The lease is on a month-to-month basis. Rents in 2016 amounted to approximately $2,800 per month. Pursuant to the lease, the Company also pays 50 percent of all utilities, garbage, custodial, lawn care, real estate taxes, repair and maintenance costs, phone bills, and office supplies. Rent expense amounted to $34,632 for the current year.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (2) (ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis". During the year ended December 31, 2016 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The partners or "members" are taxed individually on their share of the partnership's earnings. The Firm is subject to certain state taxes. No provision for state income taxes is required at December 31, 2016.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the years ended December 31, 2016.

The firm's federal and state income tax returns for 2013 through 2016 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: RETIREMENT PLAN

The Company has a SIMPLE IRA retirement plan which covers employees that meet specific earnings requirements. The Company matches the employee's contribution up to 3% of their compensation for the year. The Company's contribution expense for the year ended December 31, 2016, was $11,641.

NOTE 7: FAIR VALUE MEASUREMENTS

FASB ASC 820-10, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements). The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodology used at December 31, 2016, from prior year.

Mutual funds: composed of bonds, debt/equity securities, and other similar instruments and valued daily based on a publicly-quoted price in an active market (Level 1).

Marketable Investments of $85,504 are value on Level 1 hierarchy at December 31, 2016.

NOTE 8: LONG-TERM OBLIGATIONS

The Firm entered into a long-term contract payable to the trust of a former member for the purchase of his equity in the Firm in the amount of $2,790,360. The purchase price included goodwill of $2,737,600. Monthly payments of $10,810 including interest at 3.42% begin on June 1, 2017 and continue through 2056. This obligation is subordinate to any other creditors claims.

Future obligations under this contract are as follows:

2017- $20,340; 2018- $35,823; 2019- $37,064; 2020- $38,348; 2021- $39,676;
Thereafter- $2,619,109

NOTE 9: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2016, net capital as defined by the rules, equaled $301,360. The ratio of aggregate indebtedness to net capital was 57.23%. Net capital in excess of the minimum required was $251,360.

NOTE 10: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2016
SCHEDULES I, II, III, IV

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

	Audit	FOCUS	Diff
Total ownership equity from Statement of Financial Condition:	$ 335,604	$ 356,483	$ 20,879
add liabilities subordinated to claims of general creditors	2,790,360	2,790,360	-
less nonallowable assets from Statement of Financial Condition	(2,811,775)	(2,832,654)	(20,879)
Net Capital before haircuts on securities positions	314,189	314,189	-
Haircuts on securities	(12,829)	(12,829)	-
Net Capital	$ 301,360	$ 301,360	$ -

SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c3-1

	Audit	FOCUS	Diff
Aggregate indebtedness	$ 142,134	$ 142,134	$ -
Net Capital required based on aggregate indebtedness (6-2/3%)	9,476	9,476	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum dollar net capital requirement of reporting broker or de	50,000	50,000	-
Excess net capital	251,360	251,360	-
COMPUTATION OF AGGREGATE INDEBTEDNESS			
(a) - 10% of total aggregate indebtedness	14,213	14,213	-
(b) - 120% of minimum net capital requirements	60,000	60,000	-
Net Capital less the greater of (a) or (b)	$ 241,360	$ 241,360	$ -
Percentage of Aggregate Indebtedness to Net Capital	47.16%	47.16%	0.00%

SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE

Midwestern Securities Trading Company, LLC is exempt from the computation of deteremination of the reserve requirements under provisions of Rule 15c3-3 sub paragraph (k) (2) (ii)

SCHEDULE IV: MATERIAL INADEQUACIES UNDER RULE 17a-5(j)

Material Inadequacy	None	None	None
Corrective Action Taken or Proposed	N/A	N/A	N/A

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND

At December 31, 2016, there were the following immaterial differences between audited net capital, above, and net capital as reported in the Firm's Part II (unaudited) FOCUS report.

Adjustment of Depreciation/Amortization Expense	$ 20,879
	$ 20,879

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Members of
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

In planning and performing our audit of the financial statements of Midwestern Securities Trading Company, LLC as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered Midwestern Securities Trading Company, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Midwestern Securities Trading Company, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Midwestern Securities Trading Company, LLC internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Midwestern Securities Trading Company, LLC, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the provisions of Rule 15c3-3. Because Midwestern Securities Trading Company, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Midwestern Securities Trading Company, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Midwestern Securities Trading Company, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at February 10, 2017, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 17, 2017

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members of
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Midwestern Securities Trading Company, LLC and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Midwestern Securities Trading Company, LLC's compliance with the applicable instructions of Form SIPC-7. Midwestern Securities Trading Company, LLC's management is responsible for Midwestern Securities Trading Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 17, 2017

MIDWESTERN SECURITIES TRADING COMPANY, LLC
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
DECEMBER 31, 2016

EDWARD OPPERMAN, CPA

CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Midwestern Securities Trading Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Midwestern Securities Trading Company, LLC, identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii), Midwestern Securities Trading Company, LLC stated that Midwestern Securities Trading Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Midwestern Securities Trading Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 17, 2017

Midwestern Securities Trading Company, LLC

235 Everett St. • P.O. Box 2528 • The Graham Building • East Peoria, IL 61611
Phone 309-699-6786 • 1-800-732-8601 • Fax 309-699-7498
E-Mail: info@midwesternsecurities.com

EXEMPTION STATEMENT

Date: February 17, 2017

RE: SEC Rule 15c3-3

To: SEC, FINRA, and other SROs

Midwestern Securities Trading Company, LLC (MSTC) [CRD# 101080 & SEC file 8-52074] is a $50,000.00 minimum net capital firm. MSTC is a noncarrying, nonclearing firm and claims its exemption pursuant to 15c3-3(k)(2)(ii). MSTC introduces accounts on a fully disclosed basis to National Financial Services, LLC (NFS) [CRD# 13041 & SEC file 8-26740]. MSTC has met the exemption provisions throughout the fiscal year ending December 31, 2016 and will continue to do so unless it amends its membership application with FINRA.

Nathan White, AIF

Chief Financial Officer, Chief Compliance Officer